October 16, 2018

Jack E. Stover
President and Chief Executive Officer
Interpace Diagnostics Group, Inc.
Morris Corporate Center 1, Building C
300 Interpace Parkway
Parsippany, NJ 07054

       Re: Interpace Diagnostics Group, Inc.
           Registration Statement on Form S-3
           Filed October 5, 2018
           File No. 333-227728

Dear Mr. Stover:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Merrill M. Kraines, Esq.